UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_______________________
/s/ Luis Francisco Diaz Olivero
 Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
 Title: Stock Market Representative
April 26,  2018

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
THREE-MONTH PERIOD ENDED AT MARCH 31, 2017 AND 2018 (UNAUDITED);
AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT
DECEMBER 31, 2017 AND MARCH 31, 2018 (UNAUDITED)

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
THREE-MONTH PERIOD ENDED AT MARCH 31, 2017 AND 2018 (UNAUDITED);
AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT
DECEMBER 31, 2017 AND MARCH 31, 2018 (UNAUDITED)

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/ = New Peruvian Sol
US$     =    United States dollar

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		As at	As at			As at	As at
		December 31,	March 31,			December 31,	March 31,
	Note	2017	2018		Note	2017	2018

Current assets				Current liabilities
Cash and cash equivalents	8	638,212	630,097	Borrowings	13	1,056,764	1,195,982
Financial asset at fair value through profit or loss		181	222	Bonds	14	36,655	35,662
Trade accounts receivables, net		1,027,087	948,235	Trade accounts payable		1,456,219	1,554,868
Unbilled work in progress, net		657,093	708,327	Accounts payable to related parties		62,893	62,425
Accounts receivable from related parties	9	136,106	131,322	Current income tax		78,748	105,219
Other accounts receivable		769,653	872,449	Other accounts payable		846,436	804,397
Inventories, net		766,497	756,830	Provisions	15	13,503	13,068
Prepaid expenses		37,695	57,110			3,551,218	3,771,621
		4,032,524	4,104,592
				Non-current liabilities classified as held for sale		248,459	251,080
Non-current assets classified as held for sale	10	521,160	503,438
				Total current liabilities		3,799,677	4,022,701
Total current assets		4,553,684	4,608,030
				Non-current liabilities
Non-current assets				Borrowings	13	633,299	586,640
Long-term trade accounts receivable, net		835,277	918,732	Long-term bonds	14	910,912	908,189
Long-term unbilled work in progress, net		28,413	28,902	Other long-term accounts payable		601,906	511,972
Long-term accounts receivable from related parties	9	518,834	497,792	Long-term accounts payable to related parties		25,954	27,292
Prepaid expenses		38,082	51,562	Provisions	15	32,396	31,462
Other long-term accounts receivable		422,162	358,950	Derivative financial instruments		383	224
Investments in associates and joint ventures	11	49,449	46,583	Deferred income tax liability		77,190	85,593
Investment property		45,687	45,160	Total non-current liabilities		2,282,040	2,151,372
Property, plant and equipment, net	12	867,247	828,244	Total liabilities		6,081,717	6,174,073
Intangible assets, net	12	941,642	961,365
Deferred income tax asset		449,193	472,483	Equity
Total non-current assets		4,195,986	4,209,773	Capital	16	660,054	660,054
				Legal reserve		132,011	132,011
				Optional reserve		29,974	29,974
				Share Premium		881,795	881,795
				Other reserves		(165,446)	(143,301)
				Retained earnings		650,759	636,581
				Equity attributable to controlling interest in the Company		2,189,147	2,197,114
				Non-controlling interest		478,806	446,616
				Total equity		2,667,953	2,643,730
Total assets		8,749,670	8,817,803	Total liabilities and equity		8,749,670	8,817,803

The accompanying notes on pages 8 to 28 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the period of three months
		ended March 31,
	Note	2017	2018

Revenues from construction activities		568,221	708,158
Revenues from services provided		559,762	418,473
Revenue from real estate and sale of goods		290,382	184,400
		1,418,365	1,311,031

Cost of construction activities		(601,941)	(695,069)
Cost of services provided		(421,261)	(342,701)
Cost of real estate and goods sold		(183,989)	(120,014)
	17	(1,207,191)	(1,157,784)
Gross profit		211,174	153,247

Administrative expenses	17	(96,916)	(92,990)
Other income and expenses		749	14,247
Gain from the sale of investments		25,768	(1,529)
Operating profit		140,775	72,975

Financial expenses		(45,895)	(69,122)
Financial income		27,416	4,919
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		5,482	(1,676)
Profit (loss) before income tax		127,778	7,096
Income tax	18	(39,684)	(12,096)
Loss for the year from continuing operations		88,094	(5,000)

Profit for the year from discontinued operations		-	-
Loss for the year		88,094	(5,000)

Profit (loss) attributable to:
Owners of the Company		79,123	(14,178)
Non-controlling interest		8,971	9,178
		88,094	(5,000)

Earnings (loss) per share from continuing operations
attributable to owners of the Company during
the year		0.120	(0.021)

The accompanying notes on pages 8 to 28 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period of three months
		ended March 31,
	Note	2017	2018

Profit (Loss) for the period		88,094	(5,000)
Other comprehensive income:

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		198	111
Foreign currency translation adjustment, net of tax		(5,031)	15,201
Exchange difference from net investment in a foreign operation, net of tax		(3,616)	1,498
		(8,449)	16,810
Other comprenhensive income for the year, net of tax		(8,449)	16,810
Total comprehensive income for the year		79,645	11,810

Comprehensive income attributable to:
Owners of the Company		71,843	7,967
Non-controlling interest		7,802	3,843
		79,645	11,810

The accompanying notes on pages 8 to 28 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

(Free translation from the original in Spanish)

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018
	Attributable to the controlling interests of the Company
	Number of shares		Legal	Optional	Premium for issuance	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares	reserves	earnings	Total	interest	Total

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,299)	471,395	2,008,599	512,809	2,521,408

Profit (loss) for the year	-	-	-	-	-	-	79,123	79,123	8,971	88,094
Cash flow hedge	-	-	-	-	-	188	-	188	10	198
Foreign currency translation adjustment	-	-	-	-	-	(4,274)	-	(4,274)	(757)	(5,031)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(3,194)	-	(3,194)	(422)	(3,616)
Comprehensive income of the year	-	-	-	-	-	(7,280)	79,123	71,843	7,802	79,645
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(4,558)	(4,558)
- Contributions (devolution) of non-controlling shareholders,net	-	-	-	-	-	-	-	-	(166)	(166)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(4,724)	(4,724)
Balances as of March 31, 2017	660,054	660,054	132,011	29,974	882,464	(174,579)	550,518	2,080,442	515,887	2,596,329

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(165,446)	650,759	2,189,147	478,806	2,667,953
Profit (loss) for the year	-	-	-	-	-	-	(14,178)	(14,178)	9,178	(5,000)
Cash flow hedge	-	-	-	-	-	105	-	105	6	111
Foreign currency translation adjustment	-	-	-	-	-	20,573	-	20,573	(5,372)	15,201
Exchange difference from net investment in a foreign operation	-	-	-	-	-	1,467	-	1,467	31	1,498
Comprehensive income of the year	-	-	-	-	-	22,145	(14,178)	7,967	3,843	11,810
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(5,032)	(5,032)
- Contributions (devolution) of non-controlling shareholders,net	-	-	-	-	-	-	-	-	(31,001)	(31,001)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(36,033)	(36,033)
Balances as of March 31, 2018	660,054	660,054	132,011	29,974	881,795	(143,301)	636,581	2,197,114	446,616	2,643,730

The accompanying notes on pages 8 to 28 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
		For the period of three months
		ended March 31,
	Note	2017	2018

OPERATING ACTIVITIES
Loss before income tax		127,778	7,096
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		50,249	42,229
Amortization of other assets		23,622	23,123
Impairment of inventories		301	-
Impairment of accounts receivable and other accounts receivable		85	110
Debt condonation			-
Impairment of property, plant and equipment	12	333	-
Impairment of intangible assets			-
Financial expenses-CCDS			-
Expenses for liquidation of works - CCDS			-
Indemnification income			-
Profit on fair value of financial asset at fair value through profit or loss		(37)	-
Change in the fair value of the liability for put option			-
Other Provisions	15	962	1,530
Dividends income from available-for-sale financial assets
Return receipt from Morelco		-	-
Remeasurement of purchase consideration of Morelco		-	-
Financial expense,net		47,157	48,022
Other provisions in CCDS			-
Foreign exchange loss (gain) on loans		(47,766)	(2,094)
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	11	(5,482)	1,676
Reversal of provisions	15	(20)	(2,366)
Disposal of fixed assets		3,410	719
Disposal of investments at fair value through profit or loss		64	-
Profit on sale of property, plant and equipment		(2,511)	(24,563)
Loss on financial asset at fair value through profit or loss			-
Loss on sale of non-current asset held for sale		(25,724)	-
Profit on sale from available-for-sale financial assets		-	1,478
Loss on sale of investments in subsidiaries
Loss on remeasurement of accounts receivable		-	15,066
Loss on remeasurement of investment			-
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		(2,177)	(78,871)
Other accounts receivable		(35,142)	(25,103)
Other accounts receivable from related parties		11,393	16,698
Inventories		77,353	(17,970)
Pre-paid expenses and other assets		(7,086)	(32,901)
Trade accounts payable		(64,374)	104,474
Other accounts payable		21,018	(117,954)
Other accounts payable to related parties		(22,383)	42,679
Other provisions		(2,501)	(419)
Interest payment		(46,882)	(39,070)
Payments for purchases of intangibles - Concessions		(3,178)	(2,186)
Payment of income tax		(26,545)	(512)
Net cash applied to operating activities		71,917	(39,109)

INVESTING ACTIVITIES
Sale of available-for-sale investment		-	(36,595)
Sale of property, plant and equipment		15,860	37,963
Sale of non-current assets held for sale		43,364	18,865
Interest received		1,700	1,508
Payment for purchase of investments properties		(840)	(52)
Payments for intangible purchase		(21,768)	(32,604)
Payments for property, plant and equipment purchase		(47,304)	(22,433)
Net cash applied to investing activities		(8,988)	(33,348)

FINANCING ACTIVITIES
Loans received		453,988	308,588
Amortization of loans received		(588,705)	(225,717)
Amortization of bonds issued		(8,134)	(7,994)
Payment for transaction costs for debt		(873)	-
Dividends paid to non-controlling interest		(4,558)	(5,032)
Cash received (return of contributions )from non-controlling shareholders		(166)	(5,612)
Net cash provided by financing activities		(148,448)	64,233
Net increase (net decrease) in cash		(85,519)	(8,224)
Cash and cash equivalents at the beginning of the year		606,949	638,212
Cash and cash equivalents at the end of the period	8	521,430	629,988

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		22,193	-
The accompanying notes on pages 8 to 28 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2017 AND 2018 (UNAUDITED); AND CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31, 2017 AND MARCH 31, 2018 (UNAUDITED)

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of March 31, 2018 have been prepared and authorized for issuance by the Chief Financial Officer on April 26, 2018.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended March 31, 2018 have been prepared in accordance with (IAS 34) “Interim financial reporting”.

To date, audited reports for the periods 2016 and 2017 have not been issued by our external auditors. As it is well known, we carried out complementary procedures and an internal investigation, since some projects involving minority and non-controlling companies were being investigated in Peru. The investigation concluded without findings in relation to acts of corruption in such projects.

On October 04, 2017, we informed through a Relevant Information Communication that Graña y Montero S.A.A (the “Company”) and Gaveglio, Aparicio y Asociados S.C. de R.L. (“PwC”), a registered public accounting firm and the member in Peru of the PricewaterhouseCoopers network of firms, have determined that PwC is not independent of the Company with respect to the fiscal year 2016 as a consequence of non-audit services provided by PwC to the Company beginning in the fourth quarter of fiscal year 2016. The services relate to the Company’s testing of controls in accordance with the U.S. Sarbanes-Oxley Act.

As a result, the Company and PwC mutually agreed to the Company’s dismissal of PwC as auditor of the Company’s consolidated financial statements for the fiscal year 2016. The shareholder meeting on November 02, 2017 approved the withdrawal of PwC as auditor and appointed Vizcarra & Asociados SCRL, member of Moore Stephens as new independent auditor for fiscal year 2016 and 2017.

In addition, on April 17, 2018 we reported as significant fact that on or about March 23, 2018, PwC informed the Company that it would not authorize the use of its 2015 audit opinion without conducting substantial additional procedures, which represents a difference in understanding from what the Company has had since October 2017 when PwC ceased to be the Company´s auditor. PwC could not give any assurance as to when it could complete such additional procedures and stated it could take several months.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Because of this situation, to avoid further delay in filing the 2016 Form 20-F, and in light of all the facts and circumstances, the Audit and Process Committee of the Company  appointed Moore Stephens to audit the 2015 fiscal year. Among other factors, as the Company’s current auditor, Moore Stephens is in the process of completing its audit work with respect to the 2016 fiscal year and thus, in the Company’s view, can more timely and efficiently complete the 2015 processes as well.

The board of directors of the Company is calling a special shareholders’ meeting to ratify the appointment of Moore Stephens to audit the Company’s 2015 consolidated financial statements.

Considering that the audit of the Financial Statementes as of December 2016 and 2017 are not completed, the information for the periods 2016 and 2017 are preliminary and may be subject to subsequent modifications.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2017, except for the new international financial information regulations (IFRS) effective as of January 1, 2018, which the Group is in the process of adoption.

4	FINANCIAL RISK MANAGEMENT

4.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

4.1.1	Market risk

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2	Credit risk

Compared to year end, no new credit risk has been identified in the Group, considering that the level of lines used has remained the same as in the previous year.

4.1.3	Liquidity risk

The Company has been working on identifying non-strategic assets for sale and allocating funds to debt amortization and other liabilities.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Less than 1	From 1 to	From 2 to	Over
	year	2 years	5 years	5 years	Total

At December 31, 2017
Other financial liabilities (except
for finance leases)	1,003,500	336,913	290,253	-	1,630,666
Finance leases	72,864	41,877	24,022	638	139,401
Bonds	109,746	148,986	353,349	1,272,647	1,884,728
Trade accounts payables	1,456,219	-	-	-	1,456,219
Accounts payables to related parties	62,893	25,954	-	-	88,847
Other accounts payables	153,530	34,527	121,955	-	310,012
Other non-financial liabilities	-	383	-	-	383
	2,858,752	588,640	789,579	1,273,285	5,510,256

At March 31, 2018
Other financial liabilities (except
for finance leases)	1,149,118	325,866	263,932	-	1,738,916
Finance leases	64,235	35,165	20,797	159	120,356
Bonds	108,858	150,357	361,512	1,237,059	1,857,786
Trade accounts payables	1,526,349	7,180.00	6,911.00	-	1,540,440
Accounts payables to related parties	62,425	27,292	-	-	89,717
Other accounts payables	258,088	23,706	121,148	-	402,942
Other non-financial liabilities	-	224	-	-	224
	3,169,073	569,790	774,300	1,237,218	5,750,381

4.2	Capital management
The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2017 and and March 31, 2018, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

	As at	As at
	December 31,	March 31,
	2017	2018

Total borrowing and bonds	2,637,630	2,726,473
Less: Cash and cash equivalents	(638,212)	(630,097)
Net debt	1,999,418	2,096,376
Total equity	2,667,953	2,643,730
Total capital	4,667,371	4,740,106

Gearing ratio	0.43	0.44

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 13-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017.

6	SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7	SEGMENT INFORMATION

Business operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalents	183,901	43,878	121,901	161,073	4,204	97,709	21,914	3,632	-	638,212
Financial asset at fair value through profit or loss	181	-	-	-	-	-	-	-	-	181
Trade accounts receivables	368,302	64,364	128,124	117,042	604	45,897	302,335	419	-	1,027,087
Unbilled work in progress	651,063	-	-	-	-	-	-	6,030	-	657,093
Accounts receivable from related parties	269,432	2,746	62,525	3,072	8,852	69,382	9,947	66,059	(355,909)	136,106
Other accounts receivable	530,820	55,959	66,765	31,381	1,922	27,504	42,561	12,741	-	769,653
Inventories	46,500	15,093	8,685	19,457	-	643,882	52,754	190	(20,064)	766,497
Prepaid expenses	4,470	1,168	2,354	10,312	164	216	18,250	761	-	37,695
Non-current assets classified as held for sale	302,884	-	-	-	-	-	-	218,276	-	521,160
Total current assets	2,357,553	183,208	390,354	342,337	15,746	884,590	447,761	308,108	(375,973)	4,553,684

Long-term trade accounts receivable	-	-	14,747	793,991	-	-	26,539	-	-	835,277
Long-term unbilled work in progress	-	-	28,413	-	-	-	-	-	-	28,413
Long-term accounts receivable from related parties	-	-	27,660	-	-	-	474	636,940	(146,240)	518,834
Prepaid expenses	-	-	24,585	13,115	892	-	-	-	(510)	38,082
Other long-term accounts receivable	26,340	53,917	11,159	255,179	7,348	9,811	1,712	56,696	-	422,162
Investments in associates and joint ventures	110,565	7,344	-	-	-	1	10,113	2,053,881	(2,132,455)	49,449
Investment property	-	-	-	-	-	45,687	-	-	-	45,687
Property, plant and equipment	509,700	171,226	18,572	580	60	11,621	102,448	70,627	(17,587)	867,247
Intangible assets	203,390	160,288	492,424	323	-	1,022	48,903	24,032	11,260	941,642
Deferred income tax asset	178,317	5,507	11,057	-	-	10,316	39,201	194,998	9,797	449,193
Total non-current assets	1,028,312	398,282	628,617	1,063,188	8,300	78,458	229,390	3,037,174	(2,275,735)	4,195,986
Total assets	3,385,865	581,490	1,018,971	1,405,525	24,046	963,048	677,151	3,345,282	(2,651,708)	8,749,670

Liabilities.-
Borrowings	591,987	46,924	2,589	-	-	162,031	139,821	113,412	-	1,056,764
Bonds	-	-	24,361	12,294	-	-	-	-	-	36,655
Trade accounts payable	960,188	62,658	85,329	81,161	132	43,724	187,554	36,412	(939)	1,456,219
Accounts payable to related parties	122,007	3,664	60,857	83,841	14	37,396	14,429	115,387	(374,702)	62,893
Current income tax	29,379	1,282	1,122	-	161	45,299	1,505	-	-	78,748
Other accounts payable	492,366	12,487	68,994	27,058	49	63,654	107,837	73,991	-	846,436
Provisions	6,682	5,204	-	-	-	20	1,597	-	-	13,503
Non-current liabilities classified as held for sale	248,459	-	-	-	-	-	-	-	-	248,459
Total current liabilities	2,451,068	132,219	243,252	204,354	356	352,124	452,743	339,202	(375,641)	3,799,677

Borrowings	127,773	101,549	1,945	-	-	12,010	26,458	363,564	-	633,299
Long-term bonds	-	-	319,549	591,363	-	-	-	-	-	910,912
Other long-term accounts payable	129,022	-	52,349	349,987	158	32,058	35,863	2,469	-	601,906
Long-term accounts payable to related parties	4,306	-	836	89,023	23,445	-	30,739	5,261	(127,656)	25,954
Provisions	8,587	16,707	-	-	-	-	1,847	5,255	-	32,396
Derivative financial instruments	-	383	-	-	-	-	-	-	-	383
Deferred income tax liability	26,632	8,958	8,606	23,290	210	-	9,494	-	-	77,190
Total non-current liabilities	296,320	127,597	383,285	1,053,663	23,813	44,068	104,401	376,549	(127,656)	2,282,040
Total liabilities	2,747,388	259,816	626,537	1,258,017	24,169	396,192	557,144	715,751	(503,297)	6,081,717
Equity attributable to controlling interest in the Company	530,193	299,411	323,987	110,632	(123)	217,290	105,911	2,616,168	(2,014,322)	2,189,147
Non-controlling interest	108,284	22,263	68,447	36,876	-	349,566	14,096	13,363	(134,089)	478,806
Total liabilities and equity	3,385,865	581,490	1,018,971	1,405,525	24,046	963,048	677,151	3,345,282	(2,651,708)	8,749,670

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of March 31, 2018
Assets.-
Cash and cash equivalents	154,243	41,010	90,696	243,276	5,121	80,065	8,409	7,277	-	630,097
Financial asset at fair value through profit or loss	222	-	-	-	-	-	-	-	-	222
Trade accounts receivables	359,001	68,699	99,719	195,307	682	46,921	177,405	501	-	948,235
Unbilled work in progress	564,671	-	-	-	-	-	130,241	13,415	-	708,327
Accounts receivable from related parties	297,339	2,663	55,232	3,259	8,852	70,699	18,900	75,149	(400,771)	131,322
Other accounts receivable	558,316	52,539	75,637	35,784	1,108	22,531	111,622	14,912	-	872,449
Inventories	56,206	15,810	9,613	21,415	-	614,828	58,212	997	(20,251)	756,830
Prepaid expenses	5,148	1,006	2,206	32,711	86	182	13,297	2,474	-	57,110
Non-current assets classified as held for sale	285,162	-	-	-	-	-	-	218,276	-	503,438
Total current assets	2,280,308	181,727	333,103	531,752	15,849	835,226	518,086	333,001	(421,022)	4,608,030

Long-term trade accounts receivable	-	-	14,747	878,365	-	-	25,620	-	-	918,732
Long-term unbilled work in progress	-	-	28,902	-	-	-	-	-	-	28,902
Long-term accounts receivable from related parties	-	-	27,866	-	-	-	1,355	626,827	(158,256)	497,792
Prepaid expenses	-	-	41,595	9,598	879	-	-	-	(510)	51,562
Other long-term accounts receivable	20,283	57,529	13,665	227,848	7,347	9,035	896	22,347	-	358,950
Investments in associates and joint ventures	107,311	7,847	-	-	-	-	9,466	2,065,815	(2,143,856)	46,583
Investment property	-	-	-	-	-	45,160	-	-	-	45,160
Property, plant and equipment	476,301	168,568	17,396	801	57	10,732	102,056	69,920	(17,587)	828,244
Intangible assets	216,876	174,902	487,255	425	-	1,076	45,881	23,911	11,039	961,365
Deferred income tax asset	183,650	5,373	11,871	-	-	15,247	38,221	208,193	9,928	472,483
Total non-current assets	1,004,421	414,219	643,297	1,117,037	8,283	81,250	223,495	3,017,013	(2,299,242)	4,209,773
Total assets	3,284,729	595,946	976,400	1,648,789	24,132	916,476	741,581	3,350,014	(2,720,264)	8,817,803

Liabilities.-
Borrowings	563,672	47,174	1,628	148,553	-	148,205	163,914	122,836	-	1,195,982
Bonds	-	-	23,146	12,516	-	-	-	-	-	35,662
Trade accounts payable	974,672	72,991	56,793	172,379	217	38,553	197,072	43,130	(939)	1,554,868
Accounts payable to related parties	126,702	2,703	58,917	114,969	22	34,279	17,948	130,684	(423,799)	62,425
Current income tax	35,001	1,963	29	-	124	42,996	25,106	-	-	105,219
Other accounts payable	395,884	12,102	60,847	32,054	62	102,151	123,702	77,595	-	804,397
Provisions	6,682	5,163	-	-	-	20	1,203	-	-	13,068
Non-current liabilities classified as held for sale	251,080	-	-	-	-	-	-	-	-	251,080
Total current liabilities	2,353,693	142,096	201,360	480,471	425	366,204	528,945	374,245	(424,738)	4,022,701

Borrowings	119,239	95,293	1,580	-	-	11,985	18,997	339,546	-	586,640
Long-term bonds	-	-	315,182	593,007	-	-	-	-	-	908,189
Other long-term accounts payable	128,022	-	45,910	298,348	209	-	36,980	2,503	-	511,972
Long-term accounts payable to related parties	4,599	-	836	87,188	23,322	-	40,444	6,133	(135,230)	27,292
Provisions	8,572	16,155	-	-	-	-	1,480	5,255	-	31,462
Derivative financial instruments	-	224	-	-	-	-	-	-	-	224
Deferred income tax liability	26,169	12,848	10,216	25,695	206	-	10,459	-	-	85,593
Total non-current liabilities	286,601	124,520	373,724	1,004,238	23,737	11,985	108,360	353,437	(135,230)	2,151,372
Total liabilities	2,640,294	266,616	575,084	1,484,709	24,162	378,189	637,305	727,682	(559,968)	6,174,073
Equity attributable to controlling interest in the Company	536,243	306,129	331,423	123,061	(30)	215,488	97,640	2,609,007	(2,021,847)	2,197,114
Non-controlling interest	108,192	23,201	69,893	41,019	-	322,799	6,636	13,325	(138,449)	446,616
Total liabilities and equity	3,284,729	595,946	976,400	1,648,789	24,132	916,476	741,581	3,350,014	(2,720,264)	8,817,803

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended March 31, 2017

Revenue	684,495	103,882	95,160	62,108	755	219,925	327,589	16,515	(92,064)	1,418,365
Gross profit (loss)	52,614	19,286	26,074	12,765	174	86,477	33,545	(5,395)	(14,366)	211,174
Administrative expenses	(51,843)	(4,205)	(7,965)	(3,346)	(62)	(4,851)	(30,704)	(10,902)	16,962	(96,916)
Other income and expenses	1,619	(708)	126	6	-	(145)	105	405	(659)	749
Gain from the sale of investments	25,768	-	-	-	-	-	-	-	-	25,768
Operating profit	28,158	14,373	18,235	9,425	112	81,481	2,946	(15,892)	1,937	140,775
Financial expenses	(11,143)	(2,986)	(2,784)	(1,070)	(1)	(7,971)	(8,549)	(20,359)	8,968	(45,895)
Financial income	14,771	2,552	806	947	3	58	1,366	18,401	(11,488)	27,416
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	20,845	529	-	-	-	-	124	92,510	(108,526)	5,482
Profit before income tax	52,631	14,468	16,257	9,302	114	73,568	(4,113)	74,660	(109,109)	127,778
Income tax	(13,183)	(4,484)	(4,237)	(2,920)	(75)	(19,460)	344	4,374	(43)	(39,684)
Profit (loss) for the period	39,448	9,984	12,020	6,382	39	54,108	(3,769)	79,034	(109,152)	88,094

Profit (loss) attributable to:

Owners of the Company	36,200	8,947	8,066	4,787	39	34,362	(3,122)	79,057	(89,213)	79,123
Non-controlling interest	3,248	1,037	3,954	1,595	-	19,746	(647)	(23)	(19,939)	8,971
	39,448	9,984	12,020	6,382	39	54,108	(3,769)	79,034	(109,152)	88,094

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the three-month period
ended March 31, 2018

Revenue	674,767	124,596	148,501	151,168	807	71,372	265,608	26,069	(151,857)	1,311,031
Gross profit (loss)	51,345	29,312	27,392	25,918	120	12,288	7,069	4,506	(4,703)	153,247
Administrative expenses	(43,647)	(4,285)	(7,753)	(2,417)	(67)	(4,112)	(23,321)	(18,169)	10,781	(92,990)
Other income and expenses	12,867	1,028	(46)	523	-	(181)	135	(111)	32	14,247
Gain from the sale of investments	(1,529)	-	-	-	-	-	-	-	-	(1,529)
Operating profit	19,036	26,055	19,593	24,024	53	7,995	(16,117)	(13,774)	6,110	72,975
Financial expenses	(18,603)	(3,302)	(6,608)	(1,221)	-	(5,830)	(7,074)	(33,637)	7,153	(69,122)
Financial income	7,377	318	630	907	14	1,216	247	7,009	(12,799)	4,919
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	(2,977)	401	-	-	-	-	362	12,827	(12,289)	(1,676)
Profit before income tax	4,833	23,472	13,615	23,710	67	3,381	(22,582)	(27,575)	(11,825)	7,096
Income tax	(10,400)	(6,780)	(4,121)	(7,140)	(97)	(974)	3,927	12,681	808	(12,096)
Profit (loss) for the period	(5,567)	16,692	9,494	16,570	(30)	2,407	(18,655)	(14,894)	(11,017)	(5,000)

Profit (loss) attributable to:

Owners of the Company	(6,667)	15,352	7,745	12,428	(30)	(1,801)	(14,269)	(14,857)	(12,079)	(14,178)
Non-controlling interest	1,100	1,340	1,749	4,142	-	4,208	(4,386)	(37)	1,062	9,178
	(5,567)	16,692	9,494	16,570	(30)	2,407	(18,655)	(14,894)	(11,017)	(5,000)

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8	CASH AND CASH EQUIVALENTS

This account comprises:

	at December 31,	at March 31,
	2017	2018
Cash on hand	16,468	2,172
In-transit remittances	1,036	1,039
Bank accounts	397,883	443,717
Time deposits	115,010	54,920
Mutual funds	107,815	128,249
	638,212	630,097

Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of:

	at December 31,	at March 31,
	2017	2018
Cash and Cash Equivalent on Balance Sheet	638,212	630,097
Bank overdrafts (note 13)	(120)	(109)
Balances per statement of cash flows	638,092	629,988

9	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	For the year ended March 31,
	2017	2018
Revenue from sale of goods and services:
- Associates	554	70
- Joint operations	3,388	8,313
	3,942	8,383

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)	Balances of transactions with related parties

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	At December 31, 2017		At March 31, 2018
	Receivable	Payable	Receivable	Payable

Joint operations:
Consorcio GyM Conciviles	61,764	-	61,931	-
Consorcio Constructor Ductos del Sur	14,389	-	11,797	-
Consorcio Italo Peruano	14,536	18,849	11,449	16,654
Consorcio Rio Urubamba	8,964	-	8,927	-
Consorcio Peruano de Conservación	7,417	-	7,113	-
Consorcio Terminales del Perú	3,290	-	2,538	-
Consorcio Vial Sierra	2,355	1,854	2,537	561
Consorcio Constructor Chavimochic	1,959	5,817	2,044	5,833
Consorcio La Gloria	1,688	1,358	1,729	1,361
Consorcio Rio Mantaro	1,134	763	1,085	16,620
Consorcio Ermitaño	1,067	6	1,206	356
Consorcio Menegua	39	-	42	-
Consorcio para la Atención y Mantenimiento de Ductos	-	12,074	-	-
Consorcio Vial Quinua	-	2,162	-	2,130
Consorcio Huacho Pativilca	-	2,377	-	3,071
Consorcio Energía y Vapor	-	72	-	-
Other minor	14,818	14,692	15,529	13,778
	133,420	60,024	127,927	60,364

Other related parties:
Gaseoducto Sur Peruano S.A	521,241	-	500,927
Perú Piping Spools S.A.C.	279	185	260	348
Ferrovias Participaciones	-	21,648	-	21,857
Ferrovias Argentina	-	2,684	-	2,549
Arturo Serna	-	4,306	-	4,599
	521,520	28,823	501,187	29,353
	654,940	88,847	629,114	89,717

Less non-current portion:
Gaseoducto Sur Peruano S.A	(518,834)	-	(497,792)	-
Ferrovias Participaciones	-	(21,648)	-	(21,857)
Arturo Serna	-	(4,306)	-	(4,599)
Other minor	-	-	-	(836)
Current Portion	136,106	62,893	131,322	62,425

Accounts receivable and payable have no specific guarantees.

Current accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Current accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

10	NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

As of March 31, 2018, this item includes the balances of the Consorcio Constructor Ductos del Sur for S/285.2 million, and the reclassification of the investment in the associate Gasoducto Sur Peruano S.A. for S/218.2 million.

In February and March 2017, the Company sold through its brokerage operations part of its shares (representing 9.97%) in the Red Eagle Mining Corporation investment, obtaining a remaining interest of 2.70%. The sale price was agreed at US$13.3 million (equivalent to S/43 million), which were canceled in full.

In August 2017, the Company capitalized claims to Red Eagle Mining Corporation for US$4 million. As of December 31, 2017, the investment represents 6.18%. In January and March 2018, the Company sold through its brokerage operations the total of its shares in the Red Eagle Mining Corporation investment. The sale price was agreed at US$3.99 million (equivalent to S/16.24 million), which were canceled in full.

11	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended March 31, 2017 and 2018 is as follows:
	2017	2018
Beginning balance	389,755	49,449
Capital dercrease	-	(289)
Share of the profit and loss in associates	10,075	(1,676)
Sale of investments	(240)	-
GSP adjustment	(218,276)	-
Other	(277)	(901)
Ending balance	181,037	46,583

On November 2015, subsidiary Negocios del Gas SA. Adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$248 million, at December 2015 the contribution was S/391 million and at December 2016 its contribution was increased in S/374 million.

According to a notification issued by the Ministry of Energy and Mines of Peru on January 24, 2017, the early termination of the Concession Contract was declared, based on the provisions of clause
6.7 of the Concession Agreement "Improvements to the country's energy security and development of the South Peru Gas Pipeline ", as GSP failed to certify the financial closing within the established contractual deadline and proceeded to the immediate execution of the performance guarantee. This situation generated the execution of the counter-guarantees offered by the Group to the company issuing the performance guarantee of the Concession Contract for US $ 52.5 million (S /. 176.6 million) and US $ 129 million (S / 433.3 million). for the corporate guarantee of the bridge loan granted to GSP.

On October 11, 2017, the agreement was signed for the delivery of the goods of the Southern Peru Gas Pipeline concession between GSP and the Ministry of Energy and Mines (MEM). As stated in the agreement, GSP delivered most of the Concession Assets in possession to the administrator designated by the MEM for its custody and conservation. The assets include all the works, equipment and facilities provided for the execution of the project, as well as the engineering studies that were prepared by the concessionaire company.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

After the termination of the contract, the Peruvian Government, in accordance with the contract, had to hire a consultancy entity of recognized international prestige that calculated the Net Book Value ("VCN" for its Spanish definition “Valor Contable Neto”) of the Concession Assets and the subsequent call for up to three public auctions, being the base amount for the first of them 100% of the VCN, guaranteeing in any case that after the third auction, in case the concession has not been awarded, the payment to GSP would be at least 72.25% of the VCN. Having elapsed more than a year since the termination of the contract, the Peruvian Government has not taken any action to calculate the VCN and call for auctions. In the opinion of the external and internal legal advisors, since the previous procedure had not been done within the established deadlines, the Peruvian Government would be obliged to pay GSP 100% of the VCN. Regarding the amount of the VCN there is a previous calculation reviewed by an audit firm as an independent expert as of December 31, 2016, commissioned by GSP, which determined a VCN of 2,602 million dollars.

GSP as of December 4, 2017 entered into a bankruptcy proceeding that will be carried out by the National Institute for the Defense of Competition and Intellectual Protection of Peru (hereinafter, INDECOPI), and the Group has registered accounts receivable in 2017 charge for US $ 434,465.77 and the fiduciary based in its capacity as administrator of the trust constituted US $ 169,287,006

Based on the amount of the VCN, applying the payments foreseen in the insolvency proceedings, the subordination contracts and the loan cession agreements between the Group and GSP partners, the assumption that an international arbitration will be required to achieve the payment by the Government, and, in accordance with the conclusions of the internal and external legal advisors, it is estimated that the international arbitration would take approximately 5 years to resolve. This is why an impairment of the investment was recorded, which includes a finance update and estimation of costs for US $ 202.3 million before taxes at the income statement.

In addition, considering the early termination of the GSP contract, the Group evaluated the impairment of the financial statements of CCDS. As a result, a net loss before taxes of S / 15.2 million was determined that was recognized in gross profit in the Engineering and Construction segment.

Same as in the Emergency Decree 003, Law 30737 in its First Section, includes Odebrecht and its related companies, which include GSP. According to this Law, GSP will not be able to make transfers abroad, will require the consent of the Ministry of Justice in case it wishes to sell assets and must deposit the proceeds of such sale in a guarantee trust. Likewise, the entities of the Government that must make some payment to the entities included in the Law, must withheld according to the contract 10%, equivalent to the net profit margin, and deposit it in the aforementioned trust in guarantee. According to our internal and external legal advisors, Government payment for the VCN is not within the scope of the withholding, as this payment does not include net profit margin, nor is a sale of assets

As of March 31, 2017, the investment was reclassified to Non-current assets classified as held for sale.

In February 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

12	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended March 31, 2017 and 2018, the movement in property, plant and equipment and intangible assets accounts was as follows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Property, plant and	Intangible
	equipment	assets

At January 1, 2017	1,113,599	960,286
Adiciones	69,497	31,413
Transfers, disposals and adjustments	(30,296)	5,060
Deductions for sale of assets	(13,349)	0
Depreciation, amortization	(49,674)	(23,622)
Net cost at March 31, 2017	1,089,777	973,137

At January 1, 2018	867,247	941,642
Additions	22,433	36,002
Subsidiary deconsolidation	(13,100)	0
Transfers, disposals and adjustments	6,715	6,844
Deductions for sale of assets	(13,400)	0
Depreciation, amortization	(41,651)	(23,123)
Net cost at March 31, 2018	828,244	961,365

i)	Property, plant and equipment

As of March 31, 2017 and 2018, additions to property, plant and equipment comprise of acquisition of machinery and equipment intended for the Group’s operations.

At December 31, 2017 the Group determined indicators of impairment of items of property, plant and equipment related to unused fixed assets and calculated the recoverable amount of these assets as the fair value determined by appraisals made by independent experts. The recognized impairment loss is mainly related to GyM S.A. for S/11.4 million, Morelco for S/0.24 million and Stracon GyM S.A. for S/ 2.7 million, which are shown within “Expenses by nature” (Note 17).

ii)	Intangible assets

As of March 31, 2017 and 2018, additions registered in intangible assets mainly comprise of investments in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model) and in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon exploitation services.

a.	Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out.

Goodwill allocated to cash-generating units are:
	at December 31,	at March 31,
	2017	2018
Engineering and construction	75,052	79,992
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,720	6,720
IT equipment and services	930	930
	116,805	121,745

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As of March 31, 2018 same criteria used as those applied in the impairment test at December 31, 2017 that concluded there was no impairment in the CGU .

b.	Trademarks

This item mainly comprises the trademarks acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in October 2012; Morelco S.A.S. (S/33.3 million) in December 2014; and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands obtained from Vial y Vives, Morelco and Adexus have indefinite lives; consequently, annual impairment tests are performed on these intangibles.

As a result of these tests, the VyV-DSD trademark was partially S/29.5 million as of December 31, 2017.
13	BORROWINGS

This item comprises:

	Total		Current		Non Current
	At December 31, 2017	At March 31, 2018	At December 31, 2017	At March 31, 2018	At December 31, 2017	At March 31, 2018
Bank overdrafts	120	109	120	109	-	-
Bank loans	1,561,634	1,670,738	990,467	1,136,356	571,167	534,382
Leases	128,309	111,775	66,177	59,517	62,132	52,258
	1,690,063	1,782,622	1,056,764	1,195,982	633,299	586,640

a)	Bank loans

As of December 31, 2017 and March 31, 2018, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 3.3% and 13.8% in 2017 and between 1.0% and 14.4% in 2018.

			Current		Non-current
			At	At	At	At
	Interest	Date of	December	March	December	March
	rate	maturity	31, 2017	31, 2018	31, 2017	31, 2018
GyM S.A.	3.30% / 8.73%	2018 / 2020	551,413	528,105	95,376	92,825
Graña y Montero S.A.A.	Libor USD 3M + de 4.9% a 5.5%	2018 / 2020	113,412	122,836	363,564	339,546
GyM Ferrovías	Libor USD 1M + de 2%	2018	-	148,553	-	-
Viva GyM S.A.	7.00% / 10.94%	2018 / 2018	157,592	144,132	-	861
CAM Holding S.A.	6.05% / 13.76%	2018 / 2020	77,775	91,160	12,807	10,190
GMP S.A.	4.45% / 6.04%	2018 / 2020	42,911	43,269	96,245	90,960
Adexus S.A.	3.63% / 3.98%	2018 / 2019	46,552	58,279	3,175	-
CONCAR S.A.	7.50%	2018	812	22	-	-
			990,467	1,136,356	571,167	534,382

i)	Credit Suisse Syndicated Loan

In December 2015, the Group entered into a medium term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance the equity interest in GSP. As of December 31, 2016, the outstanding balance amounted to US$148.5 million (equivalent to S/481.9 million), and it’s included within the current portion.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

On June 27, 2017, the Group renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession. The new terms require repayment by December, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan accrues interest at LIBOR plus 4.90% per year. Under the amendment, the Group is prohibited from paying dividends until the loan is fully repaid. The loan is secured by (i) a lien on Concar’s shares; (ii) a lien on Almonte’s shares; (iii) a mortgage over certain real estate properties in Miraflores and Surquillo; (iv) liens on certain accounts; (v) a lien on GyM’s share; (vi) a second lien on CAM’s shares; (vii) a second lien on CAM Servicios del Perú S.A.’s shares; and (viii) a first lien on cash flows from the sale of certain assets.

The agreement contains certain covenants, including the obligation by the Group to maintain the following financial ratios during the term of the agreement: (1) the Consolidated EBITDA to Consolidated Interest Expense Ratio shall not be less than 3.5:1.0 commencing on April 1, 2018 and thereafter; (2) the Consolidated Leverage Ratio (as defined therein) shall not be greater than 3.5:1.0 at any time during the period commencing on December 31, 2016 and ending on March 31, 2017; 3.5:1.0 at any time during the period commencing on July 1, 2017 and ending on September 30, 2017; and no greater than 2.5:1.0 at any time thereafter; and (3) the Debt Service Coverage Ratio as of the last day of any fiscal quarter of the borrower, falling on or after the first anniversary of the closing date, shall not be less than 1.5:1.0, commencing on April 1, 2018 and thereafter.

As of to date, the outstanding balance of the loan capital is US$76.3 million (equivalent to S/246.4 million).

ii) GSP Bridge Loan
At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date. On June, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan.

The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year. The new term contains the following covenant: the consolidated leverage ratio shall not be more than 3.5:1.0 at any time, and accrues interest at LIBOR plus 4.50% per year, which increases to 5.00% during the second year and 5.50% during the third year. Under the new term, the Group is prohibited from paying dividends until the loan is fully repaid. Also, the new term is secured by (i) a first lien on our rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second lien on our shares of GyM and Concar; (iii) a second lien on our shares of Almonte; (iv) a second lien on certain real estate properties in Miraflores and Surquillo; (v) a second lien on our shares of CAM; (vi) a second lien on our shares of CAM Servicios del Perú S.A.; and (vii) a first lien on cash flows from the sale of certain assets.

As of to date, the outstanding balance of the loan capital is US$72.5 million (equivalent to S/235.3 million)

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

b) Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December 31, 2017	At March 31, 2018	At December 31, 2017	At March 31, 2018
Total loans	1,690,063	1,782,622	1,768,160	1,878,017

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.6% and 13.8% (2.4% and 13.8% in 2017). It should be noted that the interest rate used are those applicable and negotiated by each Company.

14	BONDS

This item is broken down as follows:

	Total		Current		Non-Current
	At December 31, 2017	At March 31, 2018	At December 31, 2017	At March 31, 2018	At December 31, 2017	At March 31, 2018
GyM Ferrovías (a)	603,657	605,523	12,294	12,516	591,363	593,007
Norvial (b)	343,910	338,328	24,361	23,146	319,549	315,182
	947,567	943,851	36,655	35,662	910,912	908,189

a)	GyM Ferrovías S.A.

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading)  granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At March 31, 2018 the Group made a payment of S/60 million (2018 payments totals S/. 2.5 million).

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú – BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At March 31, 2018 the balance includes accrued interest payable for S/3 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.2 times.
-	Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-	Keeping a constant minimum balance of trust equal to two coupons as per schedule.

As of December 31,2017 and March 31, 2018 the Company has complied with its covenants.

On August 23, 2017, GyM Ferrovias S. A. and Line One CPAO Purchaser LLC entered into the Sale and Purchase Agreement and Assignment of Rights Agreement regarding the CPAO (“Pago Anual por Inversiones Complementarias” in Spanish) derived from the Concession Agreement for up to US$ 316 million.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

On August 23,2017, GyM Ferrovias S. A. as Borrower, Mizuho Bank, Ltd. and Sumintomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent entered into a US$80 million Working Capital loan agreement to partially finance the Expansion Project of Line 1 Lima Metro. As of the close of this report, USD 46 million has been disbursed.

b)	Norvial S.A.

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23,2015; the second disbursement of S/100 million was on January 25, 2016; the third disbursement of S/80 million was received in July 25, 2016. The issuance costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.9 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project- related expenses.

As of March 31, 2018 the balance included interest payables for S/4.2 million (S/4.4 million at December 31, 2017)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:
-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31,2017 and March 31, 2018 the Company has complied with its covenants.

Fair value of the bonds of both Companies at March 31, 2018 amounted to S/1.061 million (at December 31,2017 amounted to S/1,036 million), which has been calculated based on the discounted cash flows, using rates between 4.38% and 5.90% (rates between 4.49% and 6.63% at December 31,2017) which are within level 2 of the fair value hierarchy.

15	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December 31, 2017	At March 31, 2018
Current portion	13,503	13,068
Non-current portion	32,396	31,462
	45,899	44,530

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

The movement of this item for the period ended December 31, 2017 and March 31, 2018 is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
Other provisions	claims	acquisitions	closure	Total

At January 1, 2017	15,732	8,125	17,216	41,073
Additions	83	-	879	962
Reversals of provisions	(20)	-	-	(20)
Payments	(2,501)	-	-	(2,501)
Translation adjustments	(2)	(133)	-	(135)
At March 31, 2017	13,292	7,992	18,095	39,379

At January 1, 2018	20,699	8,396	16,804	45,899
Additions	1,369	161	(554)	976
Reversals of provisions	(1,928)	(438)	-	(2,366)
Payments	(117)	(302)	-	(419)
Translation adjustments	52	387	-	439
At March 31, 2018	20,076	8,204	16,250	44,530

16	CAPITAL

As of December 31, 2016 and 2017, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2017, the amount of 259,302,745 common shares is represented by 51,860,549 ADSs, at 5 shares per ADS..

As of March 31, 2018, the amount of 257,977,735 common shares is represented by 51,595,547 ADSs, at 5 shares per ADS.

17	EXPENSES BY NATURE

For the period ended March 31, 2017 and 2018, this item comprises:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Cost of	Adminis-
	services	trative-
	and goods	expenses

2017
Inventories, materials and consumables used	260,411	-
Personnel charges	374,273	55,833
Services provided by third-parties	361,757	15,529
Taxes	3,708	562
Other management charges	141,012	16,432
Depreciation	45,637	4,612
Amortization	19,693	3,929
Impairment of inventories	301	-
Impairment of accounts receivable	85	-
Impairment of property, plant and equipment	314	19
	1,207,191	96,916

2018
Inventories, materials and consumables used	204,997	50
Personnel charges	387,874	44,110
Services provided by third-parties	360,976	28,989
Taxes	271	255
Other management charges	141,768	16,022
Depreciation	39,990	2,239
Amortization	21,801	1,322
Impairment of accounts receivable	107	3
	1,157,784	92,990

As of December 31, 2017, the subsidiary Viva GyM found signs of impairment in inventories item, therefore, the subsidiary calculated the recoverable amount of such assets  as the fair value determined by appraisals made by independent experts. As a result, impairment was recorded for S/ 37 million. Impaired assets corresponds mainly to the properties of the Nuevo Rancho project, apartments (S / 30 million) and land (S / 5.7 million).

18	INCOME TAX

These condensed interim consolidated financial statements for the period ended March 31, 2018, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to March 31,2018 is 170.46% (31.06% for the period ended March 31, 2017). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

19	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2018, contingencies held by the Group are substantially the same as those existing as of December 31, 2017.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$187.4 million.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

20	DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in note 13, the Company is unable to pay dividends until the cancellation of all liabilities related to these borrowings.

For the period ended March 31, 2018, the Group has paid dividends to its non-controlling subsidiaries participate by S/5 million (S/4.5 million for the same period in 2017).

21	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between March 31, 2018 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the fairness of the financial statements issued.

Continuing with the non-strategic assets divestment process initiated by the Company, on March 28, 2018, the subsidiary GYM sold its total share (87.59%) in Stracon GyM S.A. for a total of US $
76.8 million. All of the inflows will be used to amortize their financial obligations.